Exhibit(d)(6)

AMENDMENT No. 2

to

SUBADVISORY AGREEMENT

This Amendment No. 2 (this “Amendment”) to the Subadvisory Agreement, dated as of December 19, 2016 (the “Agreement”), between Brown Brothers Harriman & Co. through its Separately Identifiable Department known as the “BBH Mutual Fund Advisory Department” (hereafter the “Adviser”) and Select Equity Group, L.P. (the “Sub-Adviser”) with respect to the BBH Partner Fund - International Equity (the “Fund”), a series of the BBH Trust, is made and entered into between the Adviser and the Sub-Adviser as of November 18, 2022. Except as set forth in this Amendment, capitalized terms will have the definitions assigned to them in the Agreement.

WHEREAS, on November 18, 2022 (the “Effective Date”), the parties hereto wish to amend “Exhibit A” of the Agreement as follows:

“Exhibit A

to the

SUB-ADVISORY AGREEMENT dated as of December 19, 2016 between Brown Brothers

Harriman & Co. and Select Equity Group, L.P.

As compensation for its services hereunder, the Sub-Adviser shall receive a fee determined on the dates and in the manner hereinafter set forth.

Fee. For so long as this Agreement remains in effect, the Sub-Adviser shall receive from the Adviser an annual sub-advisory fee at the rate of [fee redated] of the average daily net assets managed by Sub-Adviser less than or equal to $3 billion, plus [fee redacted] of the average daily net assets managed by the Sub-Adviser greater than $3 billion (the “Fee”).

For purposes of calculating the sub-advisory fee, the assets managed by the Sub-Adviser shall be determined based on the combined average daily net assets held in the custody accounts for the Fund, the BBH Partner Fund - International Equity (Cayman) and such other funds or accounts managed by the Sub-Adviser as the parties may agree to from time to time. The Sub-Adviser shall calculate the Fee which shall be accrued daily and payable by the Adviser monthly within 10 business days following receipt of an invoice from Sub-Adviser.”

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, in accordance with Section 15 of the Agreement, the Adviser and the Sub-Adviser hereto agree as follows:

1.    Except as set forth herein, the Agreement shall remain in full force and effect.

2.    This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

3.    This Amendment may be executed in any number of counterparts, each of which shall be deemed to be one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers or Partners designated below on the day and year first above written.

SELECT EQUITY GROUP, L.P.	BROWN BROTHERS HARRIMAN & CO.
Through its Separately Identifiable Department

/s/ George S. Loening	/s/ Daniel Greifenkamp
Name: George S. Loening	Name: Daniel Greifenkamp
Title: CEO and Chairman	Title: Vice President